EXHIBIT 99.3

AGRIUM INC.

2012

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

Financial

Statements

& Notes

February 22, 2013

TABLE OF CONTENTS

88	Consolidated Statements of Operations
89	Consolidated Statements of Comprehensive Income
90	Consolidated Statements of Cash Flows
91	Consolidated Balance Sheets
92	Consolidated Statements of Shareholders’ Equity
93	Notes to the Consolidated Financial Statements
93	1.	Corporate Information
93	2.	Significant Accounting Policies
104	3.	Business Acquisitions
106	4.	Discontinued Operations
106	5.	Expenses
107	6.	Finance Costs
107	7.	Income Taxes
108	8.	Earnings per Share
108	9.	Cash Flow Information
109	10.	Accounts Receivable
109	11.	Inventories
110	12.	Property, Plant and Equipment
111	13.	Intangibles and Goodwill
112	14.	Investments in Associates
113	15.	Interests in Joint Ventures
114	16.	Other Assets
114	17.	Debt
115	18.	Accounts Payable
115	19.	Post-employment Benefits
118	20.	Other Provisions
118	21.	Other Liabilities
118	22.	Share-based Payments
122	23.	Financial Instruments
128	24.	Commitments
129	25.	Contingent Liabilities
131	26.	Accumulated Other Comprehensive Income
131	27.	Capital Management
132	28.	Operating Segments

84	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

FINANCIAL STATEMENTS AND NOTES

FINANCIAL REPORTING RESPONSIBILITIES

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2012 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2012 Annual Report to Shareholders.

MICHAEL M. WILSON	STEPHEN G. DYER

President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Calgary, Canada
February 22, 2013

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 22, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

CHARTERED ACCOUNTANTS

February 22, 2013
Calgary, Canada

86	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

CHARTERED ACCOUNTANTS

February 22, 2013
Calgary, Canada

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	87

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, (millions of U.S. dollars, except per share amounts)	2012	2011
Sales	16,686	15,470
Cost of product sold (note 11)	12,192	11,137
Gross profit	4,494	4,333
Expenses
Selling	1,751	1,673
General and administrative	472	335
Earnings from associates	(13)	(21)
Other expenses (note 5)	62	123
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt (note 6)	89	101
Other finance costs (note 6)	40	59
Earnings before income taxes	2,093	2,063
Income taxes (note 7)	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations (note 4)	—	(133)
Net earnings	1,498	1,375
Attributable to:
Equity holders of Agrium	1,494	1,371
Non-controlling interest	4	4
Net earnings	1,498	1,375
Earnings per share attributable to equity holders of Agrium (note 8)
Basic earnings per share from continuing operations	9.56	9.53
Basic loss per share from discontinued operations	—	(0.84)
Basic earnings per share	9.56	8.69
Diluted earnings per share from continuing operations	9.55	9.52
Diluted loss per share from discontinued operations	—	(0.84)
Diluted earnings per share	9.55	8.68

See accompanying notes.

88	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, (millions of U.S. dollars)	2012	2011
Net earnings	1,498	1,375
Other comprehensive income (loss)
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	1	1
Reclassifications to earnings	—	(2)
Foreign currency translation
Gains (losses)	64	(43)
Reclassifications to earnings	(1)	(23)
Other comprehensive loss of associates	(3)	—
	61	(67)
Items that will not be reclassified to earnings
Post-employment benefits
Actuarial losses	(7)	(58)
Deferred income taxes	2	17
	(5)	(41)
Other comprehensive income (loss)	56	(108)
Comprehensive income	1,554	1,267
Attributable to:
Equity holders of Agrium	1,550	1,271
Non-controlling interest	4	(4)
Comprehensive income	1,554	1,267

See accompanying notes.

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	89

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (millions of U.S. dollars)	2012	2011
Operating
Net earnings from continuing operations	1,498	1,508
Items not affecting cash
Depreciation and amortization	444	381
Earnings from associates	(13)	(21)
Asset impairment	—	61
Share-based payments	108	(51)
Unrealized gain on derivative financial instruments	(17)	(46)
Unrealized foreign exchange loss	5	19
Deferred income taxes	(33)	150
Other	98	64
Dividends from associates	13	16
Net changes in non-cash working capital (note 9)	16	(731)
Cash provided by operating activities	2,119	1,350
Investing
Acquisitions, net of cash acquired	(213)	(183)
Advance on acquisition of Viterra Inc.	(1,801)	—
Proceeds from disposal of discontinued operations	—	721
Capital expenditures	(1,282)	(663)
Investments in associates	(10)	(15)
Purchase of investments	(14)	(46)
Proceeds from disposal of investments	—	36
Other	(61)	(1)
Net changes in non-cash working capital	43	—
Cash used in investing activities	(3,338)	(151)
Financing
Short-term debt	1,068	(293)
Long-term debt issued	532	71
Transaction costs on long-term debt	(5)	—
Repayment of long-term debt	(12)	(188)
Dividends paid	(115)	(18)
Shares issued	7	5
Shares repurchased	(913)	—
Cash provided by (used in) financing activities	562	(423)
Effect of exchange rate changes on cash and cash equivalents	37	(14)
(Decrease) increase in cash and cash equivalents from continuing operations	(620)	762
Cash and cash equivalents used in discontinued operations	—	(51)
Cash and cash equivalents – beginning of year	1,346	635
Cash and cash equivalents – end of year (note 9)	726	1,346
Included in operating activities
Interest paid	113	137
Interest received	92	78
Income taxes paid	461	401
Included in investing activities
Interest paid	26	10

See accompanying notes.

90	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	December 31,
(millions of U.S. dollars)	2012	2011
ASSETS
Current assets
Cash and cash equivalents (note 9)	726	1,346
Accounts receivable (note 10)	2,284	1,984
Income taxes receivable	32	138
Inventories (note 11)	3,129	2,956
Advance on acquisition of Viterra Inc. (note 3)	1,792	—
Prepaid expenses and deposits	749	643
Assets of discontinued operations (note 4)	—	70
	8,712	7,137
Property, plant and equipment (note 12)	3,698	2,533
Intangibles (note 13)	636	678
Goodwill (note 13)	2,349	2,277
Investments in associates (note 14)	382	355
Other assets (note 16)	130	97
Deferred income tax assets (note 7)	70	63
	15,977	13,140
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 17)	1,328	245
Accounts payable (note 18)	3,541	2,959
Income taxes payable	152	82
Current portion of long-term debt (note 17)	518	20
Current portion of other provisions (note 20)	108	68
Liabilities of discontinued operations (note 4)	—	53
	5,647	3,427
Long-term debt (note 17)	2,115	2,098
Provisions for post-employment benefits (note 19)	184	192
Other provisions (note 20)	413	299
Other liabilities (note 21)	80	59
Deferred income tax liabilities (note 7)	618	637
	9,057	6,712
Shareholders’ equity
Share capital	1,890	1,994
Retained earnings	4,955	4,420
Accumulated other comprehensive income (note 26)	71	10
Equity holders of Agrium	6,916	6,424
Non-controlling interest	4	4
Total equity	6,920	6,428
	15,977	13,140

See accompanying notes.

AGRIUM 2012 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS	91

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (note 26)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193
Net earnings	—	—	1,371	—	1,371	4	1,375
Comprehensive income (loss), net of tax
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Post-employment benefits	—	—	(41)	—	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)
Comprehensive income (loss), net of tax	—	—	1,330	(59)	1,271	(4)	1,267
Dividends	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428
Net earnings	—	—	1,494	—	1,494	4	1,498
Comprehensive income, net of tax
Available for sale financial instruments	—	—	—	1	1	—	1
Post-employment benefits	—	—	(5)	—	(5)	—	(5)
Foreign currency translation	—	—	—	63	63	—	63
Other comprehensive loss of associates	—	—	—	(3)	(3)	—	(3)
Comprehensive income, net of tax	—	—	1,489	61	1,550	4	1,554
Dividends	—	—	(154)	—	(154)	—	(154)
Dividends of non-controlling interest	—	—	—	—	—	(4)	(4)
Shares repurchased	(9)	(113)	(800)	—	(913)	—	(913)
Share-based payment transactions	—	9	—	—	9	—	9
December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

See accompanying notes.

92	CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of U.S. dollars unless otherwise stated)

1. CORPORATE INFORMATION

CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

w	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

w

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

w

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements of Agrium, as at and for the year ended December 31, 2012, were approved for issuance by the Board of Directors on February 22, 2013. We prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are presented in U.S. dollars, which is our presentation and functional currency. We prepared these financial statements using the historical cost basis, with the exception of items that IFRS requires to be carried at fair value, as described in the notes below.

2. SIGNIFICANT ACCOUNTING POLICIES

A) CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

SIGNIFICANT JUDGMENTS

Preparation of financial statements requires us to make judgments in applying our accounting policies. Judgments that have the most significant effect on the amounts recognized in these financial statements are set out below.

Area of Judgment	Judgment Factors

Functional Currency

We determine the functional currency for each entity, and for jointly controlled entities and associates. This requires that we assess the primary economic environment in which each of these entities operates. Our determination of functional currencies affects how we translate foreign currency balances and transactions. Determination includes an assessment of various primary and secondary indicators.	In determining the functional currency of our operations in Canada (Canadian dollar), South America (U.S. dollar) and the Eurozone (euro), we considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Deferred Income Tax Assets

We recognize deferred tax assets only to the extent we consider it probable that those assets will be recoverable. Our recognition of deferred tax assets affects the amount of our tax provision.	We make judgments about when deferred tax assets are likely to reverse, and judgments as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	93

Area of Judgment	Judgment Factors

Determination and Grouping of Cash Generating Units (CGU) and Impairment Testing

In testing for impairment, we group assets into CGUs when we cannot identify cash flows with individual assets. We also combine CGUs for goodwill impairment testing. We use judgment when determining a CGU in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We also use judgment in determining whether indicators of impairment exist.

We have allocated goodwill to two groups of CGUs within our Retail business unit, Americas Retail and Australia Retail, based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure, and interdependence of cash flows.

We determined that indicators of impairment did not exist for our operations outside of North America.

Provisions

We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits of a liability of uncertain timing or amount is probable, not probable or remote.	We consider all available information relevant to each specific matter. In 2012, we determined that a future outflow of resources was probable for an asset retirement obligation at our Conda, Idaho facility, as described in note 25.

ASSUMPTIONS AND CRITICAL ESTIMATES

In preparing financial statements, we also make assumptions and critical estimates. Critical estimates are those that are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. We base our assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. The following require our most difficult, subjective or complex assumptions and estimates.

Description	Assumptions and Estimation Uncertainty

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating inventory allowances requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates and prepay discounts typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as reductions in the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes in order to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

94	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Description	Assumptions and Estimation Uncertainty

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a CGU.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, and fair value less costs to sell.

Our impairment calculations contain uncertainties as they require assumptions and estimates about future cash flows and asset fair values. In determining recoverable amount, we make assumptions about the discount and growth rates we apply, future sales, product margins and overall market conditions. Fair value assessments are subject to estimates and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets.

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

In determining whether to establish a valuation allowance against a deferred income tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value using primarily the discounted cash flow method. This method estimates fair value using a discounted five-year forecasted cash flow with a terminal value.

We estimate terminal value using a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying projected cash flows used in our goodwill impairment test are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business, and its geographic markets and products.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards, which require us to estimate the likelihood of achieving Company and corporate peer group performance goals.	We make assumptions in applying valuation techniques. We use these assumptions in estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	95

Description	Assumptions and Estimation Uncertainty

Provisions

We recognize provisions based on our assessment of our obligations and available information. Any matters not included as provisions are uncertain in nature and cannot be reasonably estimated.	We make assumptions to determine whether obligations exist and to estimate the amount of obligations that we believe exist.

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.	In estimating the final outcome of litigation, we make assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. This determines whether we require a provision or disclosure in the financial statements.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these assumptions due to the nature of the factors affecting the amount that will ultimately be required to settle these obligations when they come due.	In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of the work Agrium is obliged to perform or pay for, changes to environmental laws and regulations, and whether any of the costs will be shared with other occupants of Agrium sites.

Business Acquisitions—Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.	Our purchase price allocation process involves uncertainty as we make assumptions to identify the acquired intangible assets, property, plant and equipment and the liabilities assumed in the acquisition, and estimate the fair value of those acquired assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed as of the date of the acquisition.

B) PRINCIPLES OF CONSOLIDATION

SUBSIDIARIES

These financial statements include the accounts of Agrium and its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. We presume that control exists where we own more than 50 percent of voting rights unless ownership does not constitute control. Control does not exist where other parties hold veto rights over significant financial and operating decisions or where we cannot obtain benefits from the activities of the entities we have the power to govern. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

ASSOCIATES

Associates are those entities in which we have significant influence, but not control, over financial and operating policies. We presume that significant influence exists where we hold between 20 and 50 percent of the voting power of another entity. Significant influence can also exist where we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

We account for investments in associates using the equity method and recognize our investment initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The financial statements include our share of the income and expenses and equity movements of equity-accounted investees from the date that significant influence commences until the date that it ceases.

JOINT VENTURES

Joint ventures are those entities over whose activities we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. We account for jointly controlled entities using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities is combined with the equivalent items in the financial statements on a line-by-line basis. Where we transact with our jointly controlled entities, we eliminate unrealized profits and losses to the extent of our interest in the joint venture.

96	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

	Relationship	Location	Principal Activity	Ownership (%)
Agrium, a general partnership	Subsidiary	Canada	Manufacturer and distributor of crop nutrients	100
Agrium U.S. Inc.	Subsidiary	United States	Manufacturer and distributor of crop nutrients	100
Crop Production Services, Inc.	Subsidiary	United States	Crop input retailer	100
Landmark Rural Holdings Limited	Subsidiary	Australia	Crop input retailer	100
Agrium Europe S.A.	Subsidiary	Belgium	Distributor of crop nutrients	100
Agroservicios Pampeanos S.A.	Subsidiary	Argentina	Crop input retailer	100
Misr Fertilizers Production Company S.A.E.	Associate	Egypt	Manufacturer and distributor of crop nutrients	26
Profertil S.A.	Joint Venture	Argentina	Manufacturer and distributor of crop nutrients	50

C) BUSINESS COMBINATIONS

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure consideration for each acquisition at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. We recognize acquisition-related costs in earnings as incurred.

On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Where applicable, consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition date fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement period is the period from the date of acquisition to the date we receive complete information about facts and circumstances that existed as of the acquisition date—and is subject to a maximum of one year. We adjust provisional amounts retrospectively during the measurement period, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

D) FOREIGN CURRENCY TRANSLATION

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate.

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily exchange rate that best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the functional currency rate of exchange at the reporting date. We recognize all differences in earnings. Non-monetary items measured at historical cost are not remeasured—they remain at the exchange rate at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

The assets and liabilities of operations with a functional currency other than the U.S. dollar, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at the exchange rate at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences resulting from fluctuations in exchange rates are recognized directly in the foreign currency translation component of accumulated other comprehensive income. If we dispose of operations with a functional currency other than the U.S. dollar, the relevant amount of foreign currency translation in equity is reclassified to earnings.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	97

E) REVENUE RECOGNITION

We measure revenue at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to our customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; we can measure the amount of revenue and costs incurred or to be incurred; and it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to our customer according to the sales agreement, which in most cases is when product is picked up by our customer or delivered to the destination specified by our customer, typically a customer’s premises, the vessel on which the product will be shipped or the destination port. Our assessment of the probability that economic benefits will flow to us as a result of a sale includes consideration of customer creditworthiness, historical collection practices, accounts receivable aging trends, and collection and write-off history. We do not have significant levels of revenue transactions with multiple elements. We report revenue net of sales taxes, returns, discounts and rebates.

F) REBATES

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product where we determine that they have been earned based on sales volume of related products.

G) INCOME TAXES

We recognize income tax expense in earnings except to the extent that it relates to items recognized directly in equity, in which case we recognize it directly in equity or in other comprehensive income. Current income tax is the expected tax payable or recoverable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or recoverable in respect of previous years.

We recognize deferred income tax on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. We measure deferred income tax assets and liabilities at the tax rates that we expect to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. We generally recognize deferred income tax assets for all deductible temporary differences to the extent it is probable that taxable income will be available against which those deductible temporary differences can be utilized. We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We review the carrying amount of deferred income tax assets at the end of each reporting period and reduce the amount to the extent it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

H) FINANCIAL INSTRUMENTS

Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired.

i.	Financial assets held at fair value through profit or loss (“FVTPL”) comprises financial assets classified as held for trading, which include marketable securities and derivative financial instruments included within accounts receivable and other financial assets.

ii.	Loans and receivables (“L&R”) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category of financial assets includes trade receivables, rebates and other non-trade accounts receivable, and other receivables included in other financial assets.

iii.	Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as AFS, or that are not allocated to any of the other categories of financial assets. This classification is comprised of investments included within other financial assets.

We derecognize financial assets when contractual rights to receive cash flows from the assets expire or when the financial assets are transferred along with all significant risks and rewards of ownership.

Financial liabilities are categorized as either held at FVTPL or as other financial liabilities. Financial liabilities held at FVTPL include derivative financial instruments classified as held for trading. Other financial liabilities include trade and other payables, short-term and long-term debt, and other financial liabilities. We derecognize financial liabilities when we have discharged the obligation or it is cancelled or expires.

All financial assets and financial liabilities are initially recognized at fair value.

98	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Financial instrument classification	Subsequent measurement of gains or losses at each period end

FVTPL (assets and liabilities)	Fair value; unrealized gains or losses recognized in earnings

AFS (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in earnings on sale of the asset or when the asset is written down as impaired
Held to maturity investments	Amortized cost using the effective interest rate method; recognized in earnings if asset/liability is derecognized or asset is impaired
L&R
Other financial liabilities

IMPAIRMENT OF FINANCIAL ASSETS

Financial assets, other than those carried at FVTPL, are assessed for indications of impairment at each reporting date. A financial asset is deemed to be impaired if there is objective evidence indicating that a loss event has occurred after initial recognition of the financial asset, and that the loss event has a negative effect on the estimated future cash flows of the financial asset that can be reliably estimated. Indications that a write-down is necessary may include evidence that a debtor is experiencing significant financial difficulty, a reduction in market value, a material breach of contract, a high probability of the bankruptcy or financial reorganization of a debtor, or the disappearance of an active market for the financial asset.

For loans and receivables carried at amortized cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets except trade receivables, for which the carrying amount is reduced through the use of an allowance account. When a trade receivable is determined to be uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. We recognize changes in the carrying amount of the allowance account in earnings.

For AFS financial assets, impairment losses are determined as the difference between the acquisition costs, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. For debt instruments, we recognize the cumulative loss directly in earnings.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

We do not net derivative assets and liabilities except where contracts under master netting arrangements include both asset and liability positions. In such cases, we offset the fair value amounts for multiple similar derivative financial instruments with the same counterparty, including any related cash collateral asset or obligation.

We record transaction costs of financial instruments as a reduction of the cost of the instruments, except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred. Contracts that require delivery of financial assets (regular way purchases and sales) are accounted for on the trade date.

I) CASH AND CASH EQUIVALENTS

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

J) INVENTORIES

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport product to storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance, and other supplies. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise, include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	99

K) PROPERTY, PLANT AND EQUIPMENT

We measure property, plant and equipment at historical cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price plus any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

We capitalize and depreciate expenditures separately for each material component of a composite asset according to useful life and patterns of depreciation. We expense the carrying amount of replaced components. We recognize expenses for day-to-day maintenance and repairs in earnings as they are incurred.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than 12 months, we capitalize borrowing costs incurred on borrowed capital up to the date of completion as part of the cost of acquisition or construction.

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 40 years
Machinery and equipment	1 - 55 years
Other	1 - 45 years

Management determines estimated useful life based on experience and current technology. Factors that affect the estimated useful lives of our assets include sustaining capital programs, access to new supplies of raw materials, new technology and market conditions for our products. Depreciation methods, expected useful lives and residual values are re-assessed annually and adjusted if appropriate.

If the cost of an individual component of property, plant and equipment is significant relative to the total cost of the item, the individual component is accounted for and depreciated separately.

L) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within one year of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in associates. Goodwill, including goodwill in associates, is not amortized. Goodwill from the acquisition of subsidiaries is tested for impairment annually or where there is an indication of impairment.

Intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or where there is an indication of impairment.

We recognize internally generated intangible assets for development costs at cost when the criteria for feasibility are met. Cost comprises materials, labor and overhead that are directly attributable to preparing the asset for its intended use. Development expenditures that do not meet the capitalization criteria are expensed as incurred.

Intangible assets are considered to have indefinite lives when, based on an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms, or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 10 years
Customer relationships	5 - 15 years
Technology	3 - 10 years
Other	5 - 20 years

100	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

M) IMPAIRMENT

We review the carrying amounts of non-current assets at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets practicable that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination, and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of impairment of an asset or CGU to below the level to which goodwill has been allocated, the asset or CGU is first tested for impairment, and we recognize any impairment loss on that asset or CGU before testing at the level to which goodwill has been allocated.

We recognize an impairment loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is an indication that an investment in an associate may be impaired.

N) LEASES

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset (and corresponding liability) is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases are not recognized on our balance sheet. We recognize payments made under operating leases in earnings over the term of the lease.

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

O) EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

We operate various pension plans. For funded plans, we make contributions to trustee-administered funds.

i.	Defined contribution plans

For defined contribution plans, we pay fixed periodic contributions into a separate entity, and once payment is made we have no legal or constructive obligation to pay further amounts. We recognize obligations for contributions to defined contribution pension plans as personnel expense when services are rendered by employees.

ii.	Defined benefit plans

Generally, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

We calculate our net obligation for defined benefit pension plans separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. We discount obligations to determine present value. We deduct the fair value of any plan assets in determining our net obligation. The calculation is performed annually by a qualified actuary using the projected unit credit method.

We recognize all actuarial gains and losses arising from defined benefit plans in other comprehensive income in the period in which they occur. We recognize all expenses related to defined benefit plans in earnings as a personnel expense.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	101

OTHER LONG-TERM EMPLOYEE BENEFITS

We provide post-retirement health care and basic life insurance benefits to certain employees. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. Our net obligation for these benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods, discounted to present value. The calculation is performed annually by a qualified actuary using the projected unit credit method. We recognize all actuarial gains and losses in other comprehensive income in the period in which they occur.

SHORT-TERM EMPLOYEE BENEFITS

We record short-term employee benefit obligations as a personnel expense as employees provide services. For the amount expected to be paid for short-term bonuses or profit-sharing plans, we recognize an undiscounted liability if we have a present legal or constructive obligation to pay the amount as a result of past service provided by employees, and the obligation can be estimated reliably.

P) PROVISIONS

We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. We discount provisions where the effect of discounting is material at a pre-tax rate that reflects current market assessments of the time value of money. We use a pre-tax risk-free rate to discount estimated future risk-adjusted cash outflows. We recognize unwinding of the discount (accretion) as a finance cost. We assess discount rates and projected timing of future obligations for each reporting period. We remeasure provisions each reporting period, taking into account changes in the likelihood and timing of future outflows and changes in discount rates.

ENVIRONMENTAL REMEDIATION

We capitalize environmental expenditures that extend the life of a property, increase its capacity or mitigate or prevent contamination from future operations. Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. We record our best estimates of future costs when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which include provisions for legal or constructive obligations for decommissioning and restoration costs, are measured based on current requirements, technology and price levels. In the period when a reasonable estimate can be made, we recognize a liability and a corresponding asset for the present value of estimated future cash outflows over the useful economic life of the asset. Changes due to revisions to discount rates, the timing or the amount of the original estimate of the provision are reflected on a prospective basis by adjusting the carrying amount of the related property, plant and equipment.

Q) SHARE-BASED PAYMENTS

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. We use a Black-Scholes option pricing model for plans with a service condition and a Monte Carlo simulation model for plans with service and market conditions. We accrue and recognize compensation expense over the vesting period of the award. We remeasure fair value at each reporting date and recognize changes in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a Black-Scholes option pricing model. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, we recognize compensation expense on the grant date.

R) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, an active program to locate a buyer must have been initiated, and the sale should be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized and are recognized at fair value less cost to sell. Impairment losses on the initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

102	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

Non-current assets classified as held for sale are presented separately on the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in each of the assets and liabilities sections on the face of the balance sheet. Amounts presented for non-current assets or for assets and liabilities of disposal groups classified as held for sale are not reclassified or re-presented on the balance sheet for prior periods.

A discontinued operation is a component of an entity that has been disposed of or is held for sale, and whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity.

In the consolidated statements of operations for the reporting period, and for the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities.

S) RECENT ACCOUNTING PRONOUNCEMENTS

New or amended	Standard/ Interpretation	Description	Agrium’s proposed date and method of adoption	Impact

New	IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either a) amortized cost, or b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option and for derivatives linked to unquoted equity instruments.	January 1, 2015; retrospectively	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able at this time to reasonably estimate the impact.

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application will reduce total assets, total liabilities, sales, gross profit, earnings before income taxes, but will not affect net earnings or net equity.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact. On adoption we will add disclosures about our interests in other entities.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped based on whether they may subsequently be reclassified in profit or loss.	January 1, 2012	We have early adopted these amendments related to presentation.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements will be adopted in 2013. We do not expect a material impact.

Amended	IAS 32 and IFRS 7	Offsetting Financial Assets and Liabilities (IAS 32) a) clarifies that a legally enforceable right to set-off exists if the right is not contingent on a future event, and is enforceable both in the normal course of business and in default, insolvency or bankruptcy of all parties to the liability, and b) clarifies provisions on net settlement. IFRS 7 contains new disclosure requirements for amounts offset or subject to master netting arrangements.	We intend to adopt IFRS 7 amendments effective January 1, 2013, and IAS 32 amendments effective January 1, 2014	We do not expect the IFRS 7 amendments to have a material impact. We are not able at this time to reasonably estimate the impact of the IAS 32 amendments.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	103

3. BUSINESS ACQUISITIONS

VITERRA INC.

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products Business of Viterra Inc. (“Viterra”). The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities. Key features of the transaction are:

a)	We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets:

i.	Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and

ii.	farm centers and other assets. The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

b)	On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore:

i.	the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and

ii.	we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favor of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012 to November 30, 2012.

c)	The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for:

i.	proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above;

ii.	Viterra farm centers excluded from the purchase;

iii.	working capital; and

iv.	accrual to Agrium of Operating Cash Flow Adjustments.

d)	As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by:

i.	the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and

ii.	cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

e)	The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

104	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

f)	Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

g)	The transaction exposes us to various risks, including:

i.	Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore);

ii.	Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party;

iii.	CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CF may otherwise fail to close on the Medicine Hat facility; and

iv.	an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

Acquisition costs in 2012 of $4-million are included in other expenses (note 5).

OTHER BUSINESS COMBINATIONS

During 2012, our Retail business unit completed the acquisition of a number of businesses consisting of crop input, manufacturing and distribution centers for total consideration of $213-million. Goodwill on these acquisitions is generated primarily from the acquisition of a workforce and the estimated value of expected synergies between Agrium and the acquired operations, including cost savings opportunities and expansion of geographical coverage for the sale of crop inputs in North and South America. We have not completed our determination of the fair values of all of the assets acquired and liabilities assumed due to the timing of the acquisitions and the complexity associated with the valuations. We have assigned $71-million of the excess of the purchase price over the net carrying values to goodwill, however we expect that on completion of determination of fair values that we will allocate part of the goodwill amount to intangible assets, including trade names with indefinite lives, and to customer relationships.

„ ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF ACQUISITION

Other
Working capital (a)	33
Property, plant and equipment	78
Intangibles	33
Goodwill (b)	71
Other liabilities	(2)
Total consideration	213

(a)	Includes accounts receivable with a gross contractual amount of $7-million, of which $1-million was not expected to be collectible at the acquisition date.
(b)	Of the amount allocated to goodwill, $13-million is not deductible for income tax purposes.

„ OPERATIONS FROM DATE OF ACQUISITION TO DECEMBER 31, 2012

Other
Sales	156
Net loss	(5)

„ UNAUDITED PRO FORMA CONSOLIDATED SUMMARY RESULTS OF OPERATIONS

(prepared as if the acquisitions had occurred on January 1, 2012)	Other
Sales	427
Net earnings	17

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	105

4. DISCONTINUED OPERATIONS

„ CONDENSED INFORMATION OF DISCONTINUED OPERATIONS OF AWB LIMITED COMMODITY MANAGEMENT AND OTHER BUSINESSES (a)

	December 31,
	2012	2011
Sales	65	1,662
Net loss from discontinued operations (a)(b)	—	(133)
Current assets	—	70
Current liabilities	—	53

(a)	The commodity management business of AWB Limited (“AWB”), a subsidiary of Agrium acquired in 2010, was sold on May 11, 2011.
(b)	2011 amount is net of income taxes of $22-million and includes a loss of $10-million on the sale of discontinued operations.

5. EXPENSES

„ OTHER

	2012	2011
Realized loss on derivative financial instruments	24	83
Unrealized gain on derivative financial instruments	(17)	(46)
Interest income	(92)	(78)
Foreign exchange loss (gain)	27	(43)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	80	44
Bad debt expense	22	26
Potash profit and capital tax	16	50
Other	2	26
	62	123

„ DEPRECIATION AND AMORTIZATION

	2012	2011
Depreciation of property, plant and equipment	327	291
Amortization of intangibles	92	89
Other	25	1
	444	381

„ TOTAL PERSONNEL EXPENSES

	2012	2011
Short-term employee benefits	1,453	1,288
Post-employment benefits	69	60
Share-based payments	108	(51)
	1,630	1,297

„ COMPENSATION OF KEY MANAGEMENT PERSONNEL

	2012	2011
Short-term employee benefits	13	12
Post-employment benefits	4	3
Share-based payments	60	(35)
	77	(20)

106	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

6. FINANCE COSTS

„ FINANCE COSTS RELATED TO LONG-TERM DEBT

	2012	2011
Gross finance costs related to long-term debt	115	111
Less: Capitalized borrowing costs	26	10
	89	101

„ OTHER FINANCE COSTS

	2012	2011
Environmental remediation and asset retirement obligations	12	12
Other interest expense	28	47
	40	59

7. INCOME TAXES

„ COMPONENTS OF INCOME TAXES

	2012	2011
Current income taxes	628	405
Origination and reversal of temporary differences	(33)	150
Deferred income taxes	(33)	150
	595	555

„ RECONCILIATION OF STATUTORY TAX RATE TO EFFECTIVE TAX RATE

	2012	2011
Earnings before income taxes
Canadian	1,062	1,163
Foreign	1,031	900
	2,093	2,063
Statutory rate (%) (a)	26	27
Income taxes at statutory rates	538	562
Foreign currency gains (losses) relating to Canadian operations	5	(4)
Differences in foreign tax rates	52	(7)
Other	—	4
Income taxes	595	555
Current
Canadian	253	188
Foreign	375	217
	628	405
Deferred
Canadian	—	130
Foreign	(33)	20
	(33)	150
	595	555

(a)	Effective January 1, 2012, the federal statutory tax rate in Canada decreased by 1.5 percent (2011 – 1.5 percent).

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	107

	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2012	2011	2012	2011	2012	2011
Receivables, inventories and accrued liabilities	(77)	(76)	1	6	(2)	—
Property, plant and equipment	435	293	87	49	55	(3)
Intangibles	167	187	(20)	(27)	—	—
Asset retirement and environmental remediation	(156)	(95)	(8)	(19)	(53)	—
Deferred income	284	340	(64)	153	8	(9)
Loss carry-forwards (a)	(69)	(41)	(27)	(18)	(1)	—
Other	(36)	(34)	(2)	6	—	(32)
Net deferred income tax liabilities (assets)	548	574	(33)	150	7	(44)
Deferred income tax assets	(70)	(63)
Deferred income tax liabilities	618	637
Net deferred income tax liabilities	548	574

(a)	Unused tax losses of $41-million (2011 – $29-million) expiring through 2032 (2011 – expiring through 2031) have not been recognized in the financial statements.

8. EARNINGS PER SHARE

„ ATTRIBUTABLE TO EQUITY HOLDERS OF AGRIUM

	2012	2011
Numerator
Net earnings from continuing operations	1,494	1,504
Net loss from discontinued operations	—	(133)
Net earnings	1,494	1,371
Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	156	158
Weighted average number of shares outstanding for diluted earnings per share	156	158

9. CASH FLOW INFORMATION

„ CASH AND CASH EQUIVALENTS

	December 31,
	2012	2011
Cash	594	911
Short-term investments	132	435
	726	1,346

„ NET CHANGES IN OPERATING NON-CASH WORKING CAPITAL

	2012	2011
Accounts receivable and income taxes receivable	(234)	(550)
Inventories	(91)	(495)
Prepaid expenses and deposits	(118)	229
Marketable securities	(5)	(11)
Accounts payable and income taxes payable	464	96
	16	(731)

108	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

10. ACCOUNTS RECEIVABLE

„ ACCOUNTS RECEIVABLE

	December 31,
	2012	2011
Trade accounts	2,201	1,936
Allowance for doubtful accounts	(72)	(70)
Rebates and other non-trade accounts	125	94
Derivative financial instruments	8	8
Other taxes	22	16
	2,284	1,984

11. INVENTORIES

„ INVENTORIES

	December 31,
	2012	2011
Raw materials
Retail	89	69
Wholesale	306	213
Advanced Technologies	22	22
	417	304
Finished goods
Retail	88	81
Wholesale	186	230
Advanced Technologies	82	50
	356	361
Product for resale
Retail	2,123	2,024
Wholesale	201	240
Advanced Technologies	32	27
	2,356	2,291
	3,129	2,956

„ RECORDED IN COST OF PRODUCT SOLD

	2012	2011
Depreciation and amortization	224	187
Direct freight	226	218
Cost of purchased and manufactured inventory	11,742	10,732
	12,192	11,137

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	109

12. PROPERTY, PLANT AND EQUIPMENT

„ PROPERTY, PLANT AND EQUIPMENT

December 31, 2012	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2011	110	979	3,170	629	104	4,992
Additions	4	206	410	754	39	1,413
Acquisitions	2	26	17	33	—	78
Disposals	(1)	(6)	(55)	(1)	(1)	(64)
Other adjustments	—	14	84	(119)	4	(17)
Foreign currency translation	1	8	44	16	2	71
December 31, 2012	116	1,227	3,670	1,312	148	6,473
Accumulated depreciation
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Depreciation	—	(72)	(247)	—	(7)	(326)
Disposals	—	2	42	—	—	44
Foreign currency translation	—	(5)	(28)	—	(1)	(34)
December 31, 2012	—	(510)	(2,202)	—	(63)	(2,775)
Net book value	116	717	1,468	1,312	85	3,698

December 31, 2011	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2010	91	943	3,009	331	87	4,461
Additions	18	60	220	372	21	691
Acquisitions	—	7	33	4	—	44
Disposals	(3)	(24)	(98)	—	(2)	(127)
Other adjustments	2	5	50	(65)	(1)	(9)
Foreign currency translation	2	(12)	(44)	(13)	(1)	(68)
December 31, 2011	110	979	3,170	629	104	4,992
Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(62)	(222)	—	(8)	(292)
Disposals	—	13	65	—	—	78
Other adjustments	—	(1)	(1)	—	3	1
Foreign currency translation	—	5	30	—	1	36
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Net book value	110	544	1,201	629	49	2,533

„ DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

	2012	2011
Cost of product sold	195	182
Selling	106	87
General and administrative	26	22
	327	291
Depreciation recorded in inventory	16	17

110	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

13. INTANGIBLES AND GOODWILL

„ INTANGIBLES AND GOODWILL

December 31, 2012	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2011	56	653	78	160	947	2,277
Additions developed internally	—	—	19	—	19	—
Acquisitions	—	18	—	15	33	71
Other adjustments	—	(7)	—	—	(7)	(4)
Foreign currency translation	1	3	2	—	6	5
December 31, 2012	57	667	99	175	998	2,349
Accumulated amortization
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Amortization	(2)	(52)	(19)	(19)	(92)	—
Other adjustments	—	1	—	—	1	—
Foreign currency translation	(1)	—	(1)	—	(2)	—
December 31, 2012	(12)	(209)	(57)	(84)	(362)	—
Net book value	45	458	42	91	636	2,349

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2010	55	602	66	149	872	2,271
Additions developed internally	—	—	8	—	8	—
Acquisitions	—	45	—	16	61	62
Disposals	—	—	(6)	(1)	(7)	(26)
Other adjustments	—	6	10	(4)	12	(17)
Foreign currency translation	1	—	—	—	1	(13)
December 31, 2011	56	653	78	160	947	2,277
Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(2)	(49)	(21)	(17)	(89)	—
Disposals	—	—	6	—	6	—
Other adjustments	—	—	(8)	(1)	(9)	—
Foreign currency translation	—	(1)	—	1	—	—
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Net book value	47	495	41	95	678	2,277

„ AMORTIZATION OF FINITE-LIVED INTANGIBLES

	2012	2011
Cost of product sold	4	4
Selling	63	67
General and administrative	25	18
	92	89

Trade names included above with a cost of $42-million (December 31, 2011 – $41-million) have indefinite useful lives for accounting purposes. The net book value of total trade names in Retail and AAT are $30-million and $15-million, respectively (2011 – Retail and AAT are $30-million and $17-million, respectively).

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	111

GOODWILL IMPAIRMENT TESTING

We have allocated goodwill primarily to two groups of CGUs: Retail – Americas and Retail – Australia. In our annual impairment test of goodwill we did not identify impairment. Recoverable amount is defined as fair value less costs to sell, calculated as the net present value of projected risk-adjusted post-tax cash flows over five years plus a terminal value of the CGU.

We adjust discount rates for each group of CGUs for the risk associated with achieving our forecasts and for the currency in which the cash flows are generated. Key assumptions used in testing are:

w	Sales growth rates, based on internal forecasts and internal and external market information including crop nutrient price benchmarks;

w	Profit margins, based on past experience and adjusted for expected changes;

w	Capital expenditures;

w	Discount rate, based on a capital asset pricing model using observable market data inputs;

w	Working capital requirements;

w	Operating costs as a percentage of gross profit;

w	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant markets; and

w	Achievement of synergies from acquisitions.

„ DETAILS OF IMPAIRMENT TESTING

	Retail – Americas	Retail – Australia
Pre-tax discount rate (%)	11.4	10.5
Terminal growth rate per annum (%)	2.5	2.5
Goodwill allocated	$1,791-million	$403-million
Excess of recoverable amount over carrying value	$3,857-million	$323-million
Change that would result in carrying value equal to recoverable amount
Increase in pre-tax discount rate (%)	7.0	2.3
Decrease in long-term growth rate (%)	5.6	2.1
Decrease in forecasted EBITDA growth over forecast period (%) (a)	2.6	0.6

(a)	Earnings from continuing operations before finance costs, income taxes, depreciation and amortization.

14. INVESTMENTS IN ASSOCIATES

„ INVESTMENTS IN ASSOCIATES

			December 31,
	Reporting period	Interest (%)	2012	2011
Misr Fertilizers Production Company S.A.E. (“MOPCO”), a private company operating in Egypt	September 30	26	272	279
Hanfeng Evergreen Inc. (“Hanfeng”), listed on the TSX (12.1 million common shares)	September 30	20	27	29
Advanced Microbial Solutions, L.L.C.	November 30	30	30	—
Other			53	47
			382	355

On January 8, 2013, Hanfeng announced that its board of directors had received an unsolicited non-binding proposal from the holder of approximately 20 percent of Hanfeng’s outstanding common shares to acquire all of the outstanding common shares not owned by it at a price of Cdn$2.20 in cash per share. As the proposal is non-binding, there can be no assurance that any transaction will be completed or, if completed, of its terms, price or timing.

112	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ SUMMARIZED FINANCIAL INFORMATION OF ASSOCIATES

	December 31,
	2012	2011
Current assets	479	557
Non-current assets	1,760	1,811
	2,239	2,368
Current liabilities	213	298
Non-current liabilities	939	870
	1,152	1,168

	2012	2011
Sales	537	793
Expenses	487	621
Net earnings	50	172

15. INTERESTS IN JOINT VENTURES

We have a 50 percent ownership interest in Profertil S.A. (“Profertil”, a joint venture with YPF S.A.), an Argentina-based manufacturer and wholesale distributor of nitrogen products. A contractual agreement between us and the joint venture partner establishes joint control over Profertil. This investment is recorded in the Wholesale operating segment.

The consolidated statements of operations, statements of cash flows and balance sheets include, on a proportionate basis, our interest in Profertil and other joint ventures.

„ SUMMARY OF INTERESTS IN JOINT VENTURES

Proportionate share of operations	2012	2011
Sales	422	432
Expenses	309	289
Income taxes	37	57
Proportionate share of net earnings of joint ventures	76	86

Proportionate share of cash flows	2012	2011
Operating activities	100	118
Investing activities	(34)	(21)
Financing activities	(57)	(62)
Effect of exchange rate changes on cash and cash equivalents	—	1
Proportionate share of increase in cash and cash equivalents of joint ventures	9	36

	December 31,
Proportionate share of assets and liabilities	2012	2011
Current assets	170	157
Non-current assets	218	198
	388	355
Current liabilities	139	98
Non-current liabilities	81	87
	220	185
Proportionate share of net assets of joint ventures	168	170
Cumulative loss from our interests in joint ventures included in closing retained earnings	(10)	(8)

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	113

16. OTHER ASSETS

„ OTHER ASSETS

	December 31,
	2012	2011
Other financial assets
Investments	40	10
Receivables	47	58
Derivative financial instruments	—	6
	87	74
Other non-financial assets	43	23
	130	97

17. DEBT

„ DEBT

				December 31, 2012		December 31, 2011
	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	1.70	1,600	500	1,100	—
European facilities (d)	2013	1.20	330	134	196	178
South American facilities	2013	6.11	100	68	32	67
			2,030	702	1,328	245
Outstanding letters of credit				121
Remaining capacity available				581

Long-term debt					2012	2011
Floating rate bank loans	2013 – 2014				106	35
Fixed and floating rate bank loans	2014 – 2016				46	95
Floating rate bank loans	2013				460	460
3.15% debentures (e)(f)	2022				500	—
6.125% debentures (e)	2041				500	500
6.75% debentures (e)	2019				500	500
7.125% debentures (e)	2036				300	300
7.7% debentures (e)	2017				100	100
7.8% debentures (e)	2027				125	125
Other					21	23
					2,658	2,138
Unamortized transaction costs					(25)	(20)
Current portion of long-term debt					(518)	(20)
					2,115	2,098

(a)	Weighted average rates at December 31, 2012.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	The multi-jurisdictional revolving credit facility is unsecured and consists of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. Outstanding letters of credit reduce our ability to draw on this facility. We also maintain a separate $30-million standby letter of credit facility, of which $27-million is outstanding.
(d)	Of the utilized amount, $10-million (December 31, 2011 – $7-million) was secured. The utilized balance includes euro-denominated debt of $196-million (December 31, 2011 – $106-million).
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.
(f)	On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022.

114	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

18. ACCOUNTS PAYABLE

„ ACCOUNTS PAYABLE

	December 31,
	2012	2011
Trade	1,232	1,165
Customer prepayments	1,104	826
Accrued liabilities	880	696
Other taxes	25	45
Accrued interest	45	42
Dividends	75	36
Derivative financial instruments	19	25
Share-based payments	161	124
	3,541	2,959

19. POST-EMPLOYMENT BENEFITS

„ OBLIGATIONS AND ASSETS

	Defined benefit pension plans		Post-retirement benefit plans
	2012	2011	2012	2011
Change in defined benefit obligations
Balance, beginning of year	272	230	79	68
Foreign currency translation on Canadian obligations	3	(3)	1	(2)
Employee contributions	—	—	1	1
Interest cost	12	12	3	3
Service cost	8	6	3	3
Past service cost	1	—	—	—
Actuarial loss (gain) recognized in equity	18	37	(7)	8
Benefits paid	(12)	(10)	(3)	(2)
Balance, end of year	302	272	77	79
Arising from:
Funded plans	256	232	—	—
Unfunded plans	46	40	77	79
	302	272	77	79
Change in plan assets
Fair value, beginning of year	159	162	—	—
Foreign currency translation on Canadian assets	3	(2)	—	—
Expected return on plan assets	10	10	—	—
Actuarial gain (loss) recognized in equity	4	(13)	—	—
Employer contributions	31	12	2	1
Employee contributions	—	—	1	1
Benefits paid	(12)	(10)	(3)	(2)
Fair value, end of year	195	159	—	—
Unfunded status and provision for post-employment benefits	107	113	77	79

			2012	2011
Actual return on defined benefit plan assets			14	(3)
Liability experience loss adjustments			3	4
Asset experience (gain) loss adjustments			(4)	13

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	115

„ HISTORICAL INFORMATION

	December 31,
	2012	2011
Present value of defined benefit obligation	379	351
Fair value of plan assets	195	159
Deficit in the plans	184	192

„ ACTUARIAL CALCULATIONS OF EXPENSE

	2012	2011
Defined benefit pension plans
Service cost for benefits earned during the year	8	6
Past service cost	1	—
Interest cost on accrued benefit obligations	12	12
Expected return on plan assets	(10)	(10)
Net amortization and deferral	1	—
Net expense	12	8
Post-retirement benefit plans
Service cost for benefits earned during the year	3	3
Interest cost on accrued benefit obligations	3	3
Net expense	6	6
Defined contribution pension plans	51	46
Total expense	69	60

„ EXPENSE LINE ITEMS

	2012	2011
Cost of product sold	37	32
General and administrative	26	23
Other expenses	6	5
	69	60

„ ACTUARIAL LOSS RECOGNIZED IN OTHER COMPREHENSIVE INCOME

	2012	2011
Cumulative balance, beginning of year	80	22
Amounts recognized during the year	7	58
Cumulative balance, end of year	87	80

„ ACTUARIAL ASSUMPTIONS (percent) (expressed as weighted averages)

	Future benefits obligation		Future benefits expense
	2012	2011	2012	2011
Defined benefit pension plans
Discount rate	4	4	4	5
Expected long-term rate of return on assets	N/A	N/A	6	6
Rate of increase in compensation levels	4	4	4	4
Post-retirement benefit plans
Discount rate	4	4	4	5

116	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

The discount rate assumed is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the currency, timing and amount of the plans’ expected cash flows.

Our assumption for the expected long-term rate of return on assets is based on long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plans. We base expectations of real returns and inflation on a combination of current market conditions, historical capital market data and future expectations.

The estimated aggregate expected contribution to fund our defined benefit plans for 2013 is $8-million.

„ ASSUMED AND ULTIMATE HEALTH CARE COST TREND RATES

	2012	2011
Health care cost trend rate assumed for the next fiscal year (%)	7	8
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2018

„ MORTALITY ASSUMPTIONS PER LATEST AVAILABLE STANDARD MORTALITY TABLES

	2012	2011
Average life expectancy – currently aged 60 years
Males	24	24
Females	27	27

„ EFFECT OF ASSUMED HEALTH CARE COST TREND RATE CHANGES

	One percentage point increase		One percentage point decrease
	2012	2011	2012	2011
Effect on accumulated post-employment benefit obligation	9	11	(7)	(8)
Effect on total of service and interest cost	1	1	(1)	(1)

ASSET ALLOCATION AND INVESTMENT STRATEGY

Our investment objective for our defined benefit plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Derivative financial instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure and reduce risk. Derivative financial instruments are not used to create exposures to securities that would otherwise not be permitted under our investment policy.

„ DEFINED BENEFIT PLANS – ASSET ALLOCATION

	Target allocation	Plan assets
Asset categories (percent)	2013	2012	2011
Equity securities	62	62	61
Debt securities	38	37	38
Cash and other	—	1	1

„ DEFINED BENEFIT PLANS – EFFECTIVE DATES OF MOST RECENT VALUATIONS FOR FUNDING PURPOSES

	Current effective date	Next required date
Canadian plans	December 31, 2011 and December 31, 2009	December 31, 2014 and December 31, 2011
U.S. plans	January 1, 2012	January 1, 2013

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	117

20. OTHER PROVISIONS

„ OTHER PROVISIONS

December 31, 2012	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2011	131	209	27	367
Additional provisions or changes in estimate (note 25)	80	122	28	230
Draw-downs	(47)	(16)	(18)	(81)
Reversals	(5)	(1)	(8)	(14)
Accretion	3	9	—	12
Other adjustments	8	(4)	—	4
Foreign currency translation	—	3	—	3
December 31, 2012	170	322	29	521
Current portion	74	5	29	108
Non-current portion	96	317	—	413
	170	322	29	521

(a)	We estimate that our environmental remediation liabilities will be settled between 2013 and 2041. Obligations are estimated using discount rates ranging from 0.65 percent to 4.55 percent (2011 – 1.00 percent to 4.55 percent).
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. Expenditures for the obligations are expected to occur over the next 30 years with the exception of those for potash operations, which are expected to occur after 100 years. Timing of expenditures is dependent on a number of factors, such as the life and nature of the asset, legal requirements and technology. Obligations are estimated using discount rates ranging from 1.57 percent to 4.55 percent (2011 – 2.05 percent to 4.55 percent).

21. OTHER LIABILITIES

„ OTHER LIABILITIES

	December 31,
	2012	2011
Other financial liabilities
Derivative financial instruments	—	16
Other	37	20
	37	36
Other non-financial liabilities
Share-based payments	43	23
	80	59

22. SHARE-BASED PAYMENTS

„ SHARE-BASED PAYMENTS

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on Director’s departure from the Board

118	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

STOCK OPTIONS AND TANDEM STOCK APPRECIATION RIGHTS PLAN

The stock option plan permits the attachment of SARs to all grants of options. Option holders who are granted TSARs have the right to surrender vested options in cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the TSAR. We expect the majority of option holders will elect to exercise their options as a SAR and surrender their options, and therefore receive settlement in cash.

Our Board of Directors has discretion to accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of Agrium.

„ OPTIONS AND TSARS ACTIVITY (number of units in thousands; weighted average price in U.S. dollars)

	2012		2011
Options and TSARs	Units	Price	Units	Price
Outstanding, beginning of year	2,432	42.16	2,521	36.98
Granted (a)	258	88.27	179	91.07
Forfeited	(278)	36.59	(109)	37.05
Exercised (b)	(266)	17.43	(156)	16.92
Expired	—	—	(3)	61.03
Outstanding, end of year	2,146	51.55	2,432	42.16
Exercisable, end of year	1,533	42.18	1,762	34.12
Maximum available for future grants, end of year	943		923
Cash received from equity-settled awards		7		5
Tax benefit from equity-settled awards		2		1

(a)	The fair value at the grant date was $45.90 (2011 – $53.28).
(b)	The weighted average share price at the exercise date was $91.46 (2011 – $86.34).

„ OPTIONS AND TSARS OUTSTANDING (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2012	Options Outstanding			Options Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 15.86	1	192	15.61	192	15.61
15.87 to 39.56	3	333	24.49	333	24.49
39.57 to 40.02	4	313	39.73	313	39.73
40.03 to 61.43	6	418	40.44	299	40.46
61.44 to 94.15	7	890	78.81	396	73.22
	5	2,146	51.55	1,533	42.18

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	119

STOCK APPRECIATION RIGHTS PLAN

SARs entitle an employee to receive a cash payment equal to the excess of the closing price of our shares on the NYSE on the date of exercise over the exercise price of the right.

„ SARS ACTIVITY (number of units in thousands; weighted average price in U.S. dollars)

	2012		2011
SARs	Units	Price	Units	Price
Outstanding, beginning of year	504	50.87	487	44.92
Granted (a)	73	88.27	59	91.13
Forfeited	(5)	63.19	—	—
Exercised (b)	(189)	38.24	(41)	37.76
Expired	—	—	(1)	63.22
Outstanding, end of year	383	64.10	504	50.87
Exercisable, end of year	203	53.74	306	41.81

(a)	The fair value at the grant date was $45.90 (2011 – $53.33).
(b)	The weighted average share price at the exercise date was $95.22 (2011 – $91.70).

„ SARS OUTSTANDING (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2012	SARs Outstanding			SARs Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 38.53	3	15	24.63	15	24.63
38.54 to 40.02	4	42	39.73	42	39.73
40.03 to 49.02	6	88	40.30	58	40.30
49.03 to 68.65	7	62	63.13	26	63.12
68.66 to 91.13	8	176	85.51	62	78.53
	7	383	64.10	203	53.74

PERFORMANCE SHARE UNIT PLAN

PSUs vest based upon the relative ranking of our average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, depending on our relative performance ranking.

The value of each PSU granted is based on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. When cash dividends are paid on our common shares, additional PSUs of equivalent value are credited to the designated employee’s account.

120	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ PSU ACTIVITY (number of units in thousands)

	2012	2011
Outstanding, beginning of year	672	659
Granted	257	166
Forfeited	(12)	(9)
Exercised	(316)	(144)
Outstanding, end of year	601	672

DIRECTOR DEFERRED SHARE UNIT PLANS

Under our DSU plans, directors can elect to have a portion or all of their director’s fees paid in DSUs, whereby DSUs issued are calculated by dividing the director’s fees by the fair market value of our common shares on the date that the fees become payable. The plans also permit grants at the discretion of the Board of Directors.

„ COMPENSATION EXPENSE (RECOVERY ) BY PLAN

	2012	2011
Stock options and TSARs	53	(33)
SARs	13	(9)
PSUs	34	(6)
DSUs	8	(3)
	108	(51)

„ LIABILITIES FOR CASH-SETTLED PLANS

	December 31,
	2012	2011
Total fair value liability for cash-settled plans	204	147
Total intrinsic liability for cash-settled plans	157	108

At December 31, 2012, there was $27-million of unrecognized compensation expense for unvested awards. During 2012, cash of $54-million was used to settle our liability for awards exercised.

VALUATION MODELS

The fair value of TSARs and SARs is determined using a Black-Scholes model and the fair value of PSUs is determined using a Monte Carlo model, taking into account the terms and conditions upon which the share options were granted. The expected annual volatility is estimated taking into consideration historic share price volatility.

„ VALUATION MODEL INPUTS

	December 31,
	2012	2011
Grant price (U.S. dollars)	41.98	38.45
Share price (U.S. dollars)	99.87	67.11
Expected annual volatility (%)	0.38	0.47
Risk-free interest rate (%)	0.59	0.76
Expected annual dividend yield (%)	1.00	0.58
Expected life (years)	4	4
Forfeiture rate (%)	—	—

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	121

23. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board sets upper limits on the transactional and balance sheet exposures to be managed and the time periods over which exposures may be managed. Compliance with these limits and associated exposure management activity is monitored by the Corporate Financial Risk Committee which also reviews risk management policies and procedures on an annual basis. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings. Risks we manage include:

Item	Affected by	Risk management policies
Sales	Product prices, foreign currency exchange rates	Foreign currency forward and option contracts

Cost of product sold – natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and power swap contracts

Cost of product sold – product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and option contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, seed, power and nutrient price risk)	Market prices of natural gas, seed, power and nutrients	Natural gas and seed forward, swap and option contracts and power swap contracts to manage power price risk for up to five years

Market risk – interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

MARKET RISK

Market risk is risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of currency risk, commodity price risk and interest rate risk.

We provide sensitivity analysis where a reasonably possible change in a risk variable could result in a material change to earnings or shareholders’ equity. We perform sensitivity analysis by relating the reasonably possible change in the risk variable at the reporting date to financial instruments outstanding on that date, while assuming all other variables remain constant. We performed these analyses on the same basis as in 2011.

122	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

A) CURRENCY RISK

U.S. dollar denominated transactions in our Canadian operations generate foreign currency gains and losses on outstanding balances, which we recognize in earnings.

„ IMPACT OF U.S. DOLLAR CHANGES ON NET EARNINGS

	December 31,
	2012	2011
Net U.S. dollar denominated asset balance in Canadian operations	1,009	730
A $10-million impact requires a strengthening or weakening of the U.S. dollar against the Canadian dollar (cents)	1	2

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses, which are included in other comprehensive income.

„ BALANCES IN NON-U.S. DOLLAR SUBSIDIARIES (in U.S. dollar equivalent)

	December 31,
	2012			2011
	CAD	EUR	AUD	CAD	EUR	AUD
Cash and cash equivalents	(90)	3	40	341	10	81
Accounts receivable	220	111	434	211	93	428
Advance on acquisition of Viterra Inc.	920	—	—	—	—	—
Short-term debt	(800)	(177)	—	—	(165)	(1)
Accounts payable	(839)	(46)	(270)	(718)	(65)	(290)
Current portion of other provisions	(53)	—	(15)	(22)	—	(11)
	(642)	(109)	189	(188)	(127)	207

„ IMPACT OF U.S. DOLLAR CHANGES ON COMPREHENSIVE INCOME

	December 31,
	2012			2011
	CAD	EUR	AUD	CAD	EUR	AUD
A $10-million increase requires a strengthening (weakening) against the U.S. dollar (cents)	(2)	(8)	5	(6)	(7)	5
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar (cents)	2	6	(5)	5	6	(5)

We manage changes in foreign currencies using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2012 was a gain of $13-million (2011 – loss of $40-million), which is reported in other expenses, of which a gain of $8-million (2011 – loss of $64-million) has been realized.

„ FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2012			2011
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)
Forwards
CAD/USD	USD 900	2013	4	—	—	—
USD/AUD	AUD 26	2013	—	AUD 65	2012	1
AUD/CAD	—	—	—	CAD 227	2012	(2)
EUR/USD	USD 28	2013	—	—	—	—
Swaps
USD/AUD	—	—	—	AUD 31	2012	—
			4			(1)

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	123

B) COMMODITY PRICE RISK

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments in 2012 resulted in a loss of $20-million (2011 – gain of $3-million), which is reported in other expenses, of which a loss of $32-million (2011 – loss of $19-million) has been realized.

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	December 31,
	2012			2011
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	11	2013	(42)	36	2012–2013	(86)
Swaps – sold	(10)	2013	27	(21)	2012–2013	48
Collars (swap with options)	—	—	—	3	2012	—
El Paso swaps	1	2013	—	—	—	—
AECO contracts
Swaps	8	2013	(4)	5	2012	—
	10		(19)	23		(38)
Power – swaps (GWh)	131	2013	4	272	2012–2013	12
Nutrient – urea swaps (short tons)	—	—	—	5	2012	—
			(15)			(26)

„ IMPACT OF CHANGE IN FAIR VALUE OF NATURAL GAS DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,
	2012	2011
A $ 10-million increase in net earnings requires an increase in gas prices per MMBtu	1.81	1.01
A $ 10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(1.81)	(1.01)

C) INTEREST RATE RISK

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

„ IMPACT OF CHANGE IN FLOATING RATE DEBT (basis points)

December 31, 2012
A $10-million decrease in net earnings requires an increase in interest rates	57

124	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

CREDIT RISK

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We primarily manage credit risk through rigorous credit approval and monitoring practices, whereby we analyze customers individually for creditworthiness. We determine concentrations of credit risk by monitoring our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users, and uses letters of credit and credit insurance to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base in the North American professional turf application market. We do not expect any significant losses from trade accounts receivable other than the amounts classified below as doubtful accounts.

„ AGING OF TRADE ACCOUNTS RECEIVABLE

	December 31,
	2012		2011
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,806	(31)	1,656	(47)
30 days or less	213	(5)	161	(5)
31 – 60 days	49	(4)	42	(3)
61 – 90 days	34	(2)	13	(3)
Greater than 90 days	99	(30)	64	(12)
	2,201	(72)	1,936	(70)

„ ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2012	2011
Balance, beginning of year	70	53
Additions	22	26
Write-offs	(20)	(9)
Balance, end of year	72	70
Balance as a percentage of trade accounts receivable	3	4

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have a credit rating of at least BBB, and by policies that limit the investing of excess funds to liquid instruments with a maximum term of one year, limit the maximum exposure to any one counterparty and limit the amount of exposure according to counterparty credit rating.

We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2012, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or short-term investments. The carrying amount of financial assets represents the maximum credit exposure.

„ MAXIMUM EXPOSURE TO CREDIT RISK

	December 31,
	2012	2011
Cash and cash equivalents	726	1,346
Accounts receivable	2,284	1,984
Income taxes receivable	32	138
Advance on acquisition of Viterra Inc.	919	—
Other assets	130	97
	4,091	3,565

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	125

LIQUIDITY RISK

Liquidity risk is the risk of not meeting our financial obligations when they come due. We mitigate liquidity risk by forecasting our cash needs and maintaining sufficient cash and credit facilities to meet our funding requirements. We monitor and have access to capital as described in note 27 under Capital Management.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments and excluding the impact of netting agreements.

„ LIQUIDITY RISK

December 31, 2012	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	1,328	1,328	1,328	—	—	—
Accounts payable	3,361	3,361	3,361	—	—	—
Current portion of long-term debt	518	521	521	—	—	—
Long-term debt	2,115	4,036	63	317	360	3,296
Other liabilities	37	37	—	37	—	—
Natural gas derivative contracts	19	19	19	—	—	—
	7,378	9,302	5,292	354	360	3,296

FAIR VALUES

„ FAIR VALUES

Financial instrument	Category	Measurement
Cash and cash equivalents (a)	FVTPL	Fair value
Accounts receivable (a)	L&R	Amortized cost
Accounts receivable – derivative financial instruments (b)	FVTPL	Fair value
Advance on acquisition of Viterra Inc. (a)	L&R	Amortized cost
Marketable securities (b)	AFS or FVTPL	Fair value
Other financial assets (c)	L&R	Amortized cost
Other financial assets (d)	AFS	Fair value
Other financial assets – derivative financial instruments (b)	FVTPL	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments (b)	FVTPL	Fair value
Long-term debt (e)	Financial liabilities	Amortized cost
Other financial liabilities (c)	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments (b)	FVTPL	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.
(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts, determined according to our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows that are based on observable market inputs such as interest yield curves.
(c)	Fair value is recorded at the present value of future cash flows, discounted at the market rate of interest at the reporting date.
(d)	Fair value is derived from active markets where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. Where available, inputs to valuation models are taken from observable markets and where not available, judgment is required to establish fair values.
(e)	Fair value of floating rate loans approximates carrying value.

126	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

	2012		2011
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	726	726	1,346	1,346
Accounts receivable
Loans and receivables	2,276	2,276	1,976	1,976
Fair value through profit or loss	8	8	8	8
	2,284	2,284	1,984	1,984
Advance on acquisition of Viterra Inc.	919	919	—	—
Other financial assets
Loans and receivables	47	47	58	58
Available for sale	40	40	10	10
Fair value through profit or loss	—	—	6	6
	87	87	74	74
Short-term debt – amortized cost	1,328	1,328	245	245
Accounts payable
Amortized cost	3,361	3,361	2,810	2,810
Fair value through profit or loss	19	19	25	25
	3,380	3,380	2,835	2,835
Current portion of long-term debt
Floating rate debt – amortized cost	518	518	20	20
	518	518	20	20
Long-term debt
Debentures – amortized cost	2,393	2,025	1,925	1,525
Floating rate debt – amortized cost	90	90	573	573
	2,483	2,115	2,498	2,098
Other financial liabilities
Amortized cost	37	37	20	20
Fair value through profit or loss	—	—	16	16
	37	37	36	36

„ IMPACT OF CHANGE IN FAIR VALUE OF DEBENTURES

December 31, 2012
An interest rate increase of 1%	(214)
An interest rate decrease of 1%	249

The weighted average effective interest rate on long-term debt at December 31, 2012 was 5 percent (December 31, 2011 – 5 percent).

FAIR VALUE HIERARCHY

Financial assets and liabilities that are carried at fair value are categorized as one of the following levels in the fair value hierarchy depending on the valuation technique used:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than Level 1 prices that are observable for the asset or liability either directly or indirectly

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Independent quoted market prices in active markets, where they exist, are the best evidence of fair value. In the absence of an active market, we estimate fair value using valuation techniques such as option pricing models and discounted cash flow analysis, using assumptions about the amount and timing of estimated future cash flows and making maximum use of market-based inputs, including gas and power prices, interest rates and foreign currency rates. Fair value estimates are made at a point in time and may not be reflective of future fair values. We determine the fair value of long-term debt using information classified as Level 2.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	127

„ FAIR VALUE OF FINANCIAL INSTRUMENTS

	Level 1	Level 2	Total
December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	726	—	726
Foreign exchange derivative financial instruments	—	4	4
Gas, power and nutrient derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting periods ending December 31, 2012 or December  31, 2011.

24. COMMITMENTS

OPERATING LEASES

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2012, expenses for operating leases were $220-million (2011 – $245-million).

„ FUTURE MINIMUM LEASE PAYMENTS FOR OPERATING LEASES

	December 31,
	2012	2011
Less than one year	151	171
From one to five years	359	390
More than five years	121	165
	631	726

128	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

OTHER

„ OTHER

	2013	2014	2015	2016	2017
Cost of product
Natural gas and other (a)(b)	387	99	103	79	53
Power, sulfuric acid and other (c)(d)	205	218	214	207	186
Purchase commitments	75	19	13	13	—
Other
Long-term debt (e)	587	182	135	134	226
Derivative financial instruments
Natural gas	19	—	—	—	—
Asset retirement obligations	5	10	32	32	21
Environmental remediation liabilities	74	20	18	9	5
	1,352	548	515	474	491

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2012.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 580,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending from 2013 to 2019 for a total commitment of $194-million.
(e)	Includes principal and interest payments.
(f)	Future capital expenditures include cancellable contracts for total costs of approximately: i) potash facility expansion – $600-million to $750-million; and ii) construction of our Neptune import terminal – $75-million.

25. CONTINGENT LIABILITIES

A) LITIGATION

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors, including similar past experiences and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. Losses or the range of possible losses may not be reasonably estimable when claims do not specify an amount of damages sought, there are numerous plaintiffs, or when the case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved. For further information on our policies regarding provisions, see note 2.

Legal proceedings and environmental matters are inherently complex and, as described above, we apply significant judgment in estimating probable outcomes. As a result, there exists the potential for adjustments to liabilities and material variance between actual costs and estimates.

Our assessment of specific litigation matters at the date of issuance of these financial statements is set out below.

OIL-FOR-FOOD PROGRAMME

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has a right to appeal this decision. Although we believe that the possibility of a material financial effect from this matter is remote, if the plaintiff does exercise its right to appeal, an adverse decision on appeal could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	129

ENVIRONMENTAL CONTINGENCIES

We are responsible for environmental remediation of certain facilities and sites. No single site represents the majority of our environmental remediation liability. Work at these sites is in various stages of environmental management – we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (note 20). However new information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, and cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements we determined that we could not estimate the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include complexity of the matters; early stages of certain proceedings; lack of information on nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; multiple parties to negotiations; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and extent of financial exposure, it is not practical to estimate the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide an estimate of the potential financial effect. Events or factors that could alleviate our current inability to estimate the financial effect of potential losses related to these matters include further identification of allegations or demands; completion of assessments and investigations; a ruling by a court; or initiation of substantive settlement negotiations. In addition, we have not disclosed information about the amounts accrued for all of the items identified below because disclosure of the information on a case-by-case basis or by class would seriously prejudice our position in the ongoing proceedings.

U.S. ENVIRONMENTAL PROTECTION AGENCY PHOSPHATE INDUSTRY INITIATIVE

We are subject to investigations by the U.S. Environmental Protection Agency (“EPA”) and the Idaho Department of Environmental Quality (“IDEQ”) of our Conda, Idaho facility. The EPA and IDEQ have notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, of potential violations of federal and state statutes. Nu-West is involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the allegations may be by a settlement and may include some combination of requirements to pay certain penalties (which Agrium currently believes will not be material), requirements to modify certain operating practices and undertake certain capital improvement projects, and requirements to provide financial assurance for future closure, maintenance and monitoring costs for the Conda phosphogypsum stack system.

With respect to the Conda phosphogypsum stack system, in the first quarter of 2012 we recognized an asset retirement obligation of approximately $138-million following our submittal to the EPA of a draft closure plan.

For the above U.S. EPA Phosphate Industry Initiative matters, we have accrued a provision of $4-million for site investigation and soil remediation costs.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: IDAHO MINING PROPERTIES

Nu-West has performed, is performing, and in the future may perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1997. Selenium, a trace mineral that is essential for optimal human health, but toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

Nu-West has executed agreements with federal and state environmental agencies pursuant to these matters, establishing the scope of preliminary work to be conducted. This work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required.

MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. As part of the acquisition, Agrium assumed certain liabilities associated with two closed mineral processing sites known as the Farley Mine Site and the Fox Mine Site near Lynn Lake, Manitoba.

Viridian’s liability at the Farley Mine Site was resolved in 2012 through the execution of an agreement with the Manitoba Mines Branch (“MMB”), whereby Viridian has received a release and indemnification from MMB to the full extent permissible under Canadian law in exchange for the completion of certain remediation work at the site before 2013 and the payment of a lump sum of under $10-million to MMB.

130	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

The scope of required remediation work at the Fox Mine Site and the allocation of liability for such work is the subject of ongoing discussions between Viridian and the MMB. The Fox Mine Site is currently subject to an operating license from the Manitoba government that requires Viridian to treat water draining from the site in order to meet downstream water quality standards. Pending a final remediation plan for the site, Viridian will continue to treat water at the Fox Mine Site in order to remain compliant with the operating license.

B) GUARANTEES

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing and distribution arrangement. We believe that the probability of conditions arising that would trigger this guarantee is remote.

26. ACCUMULATED OTHER COMPREHENSIVE INCOME

„ ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for sale financial instruments	Foreign currency translation	Comprehensive loss of associates	Total accumulated other comprehensive income
December 31, 2010	—	69	—	69
Gains (losses)	1	(35)	—	(34)
Reclassifications to earnings	(2)	(23)	—	(25)
December 31, 2011	(1)	11	—	10
Gains (losses)	1	64	(3)	62
Reclassifications to earnings	—	(1)	—	(1)
December 31, 2012	—	74	(3)	71

27. CAPITAL MANAGEMENT

Our objectives when managing capital are to (a) maintain a strong balance sheet and flexible capital structure in order to optimize the cost of capital at an acceptable level of risk; (b) support an investment grade credit rating profile; and (c) maximize shareholder value. We continually monitor the ratios outlined in the table below to manage our capital.

„ CAPITAL MANAGEMENT

	December 31,
	2012	2011
Net debt to net debt plus equity (%) (a)	32	14
Interest coverage (multiple) (b)	21	16
Return on operating capital employed (%) (c)	24	29
Return on capital employed (%) (d)	17	19
Average non-cash working capital to sales (%) (e)	18	18

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity.
(b)	Interest coverage is the last 12 months’ net earnings from continuing operations before finance costs, income taxes, depreciation and amortization divided by interest, which includes interest on long-term debt plus other interest.
(c)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (“EBIT”) less income taxes at a tax rate of 28 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and other assets.
(d)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.
(e)	Rolling four quarter average non-cash working capital.
(f)	Interest coverage, return on operating capital employed and return on capital employed are additional IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	131

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity in a target range of 35 to 45 percent. Management believes that this range is appropriate and provides access to capital at a reasonable cost. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

„ DIVIDENDS

December 31,

2012				2011

Declared		Paid to Shareholders	Total	Declared		Paid to Shareholders	Total

Effective	Per share			Effective	Per share

May 11, 2012	0.500	July 12, 2012	79	May 10, 2011	0.055	July 7, 2011	9
December 14, 2012	0.500	January 17, 2013	75	December 14, 2011	0.225	January 19, 2012	35

	1.000		154		0.280		44

„ DIVIDENDS PAYABLE

	December 31,

	2012			2011

	Declared			Declared

	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total

Balance, beginning of year	36	—	36	9	—	9
Declared	N/A	154	154	N/A	44	44
Paid in cash	(36)	(79)	(115)	(9)	(9)	(18)
Foreign exchange translation			—			1

Balance, end of year			75			36

During the year, the Board of Directors announced its intention to pay dividends quarterly starting in 2013.

We maintain a base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2012.

28. OPERATING SEGMENTS

Our operating segments are the strategic business units through which we operate and report our business: Retail, Wholesale and Advanced Technologies. Each of these segments has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Our chief operating decision maker (“CODM”, our senior leadership team) reviews internal reports reflecting the information included below on a regular basis. The CODM measures performance and allocates resources based on segment earnings before finance costs and income taxes. The CODM believes that this information is the most relevant in evaluating the results of certain segments relative to other entities that operate in similar industries. We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, including the similarity of the economic characteristics of operations within segments and the geographic location of operations. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

132	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT

„ OPERATING SEGMENTS

	2012	2011
Sales
Retail
Crop nutrients	5,124	4,537
Crop protection products	3,924	3,449
Seed	1,189	1,085
Merchandise	524	629
Services and other	718	616
	11,479	10,316
Wholesale
Nitrogen	2,298	2,051
Potash	618	809
Phosphate	797	893
Product purchased for resale	1,455	1,566
Other	284	257
	5,452	5,576
Advanced Technologies	578	510
Other	(823)	(932)
	16,686	15,470
Inter-segment sales
Retail	22	29
Wholesale	729	817
Advanced Technologies	72	86
	823	932
Net earnings
Retail	757	600
Wholesale	1,734	1,846
Advanced Technologies	15	(51)
Other	(284)	(172)
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt	89	101
Other finance costs	40	59
Earnings before income taxes	2,093	2,063
Income taxes	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations	—	(133)
Net earnings	1,498	1,375

AGRIUM 2012 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	133

„ OPERATING SEGMENTS

	December 31,
	2012	2011
Total assets
Retail	8,338	7,685
Wholesale	4,353	2,997
Advanced Technologies	545	474
Other	2,741	1,914
Discontinued operations	—	70
	15,977	13,140
Investments in associates
Retail	83	19
Wholesale	272	279
Advanced Technologies	27	29
Other	—	28
	382	355

„ OPERATING SEGMENTS

	2012	2011
Additions to non-current assets (a)
Retail	380	263
Wholesale	1,185	516
Advanced Technologies	34	61
Other	15	26
	1,614	866

(a)	Includes property, plant and equipment, intangibles and goodwill.

„ ADDITIONAL INFORMATION

	Retail		Wholesale		Advanced Technologies		Other
	2012	2011	2012	2011	2012	2011	2012	2011
Share-based payments expense (recovery)	—	—	—	—	—	—	108	(51)
Earnings from associates	9	1	2	19	2	1	—	—
Material non-cash items
Depreciation and amortization	194	169	206	173	28	24	16	15
Asset impairment	—	—	—	—	—	61	—	—

„ KEY DATA BY REGION

	2012		2011
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,129	2,401	1,957	1,570
United States	10,776	3,495	9,550	2,856
Europe	906	38	925	16
South America	714	278	725	230
Australia	2,056	624	2,223	904
Other	105	272	90	290
	16,686	7,108	15,470	5,866

(a)	Sales by location of third-party customers.
(b)	Excludes financial instruments, deferred tax assets and discontinued operations.

No revenues from transactions with a single external customer amount to 10 percent or more of Agrium’s revenues.

134	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AGRIUM 2012 ANNUAL REPORT